Exhibit 99.1

Lucas GC Limited Announces US$6 Million Share Repurchase Program

New York, August 8, 2024 /Globenewswire/ — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources, insurance and wealth management industry verticals, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$6 million of its ordinary shares, the same gross amount of proceeds that it raised in its IPO closed in March 2024. This plan is effective immediately for up to a one-year period.

“We achieved financial results in 2023 with both record revenue and net profit. Our 2023 revenue reached US$208 million representing 92.3% annual growth, net income reached US$11 million representing 115% annual growth. In 2024 we have obtained two significant patents that further solidify our technological leads in the AI area with wide applications in such verticals as human resources, insurance and wealth management; signed two strategic agreements with publicly traded financial institutions to port our AI LLM technology into wealth management vertical which significantly increases our TAMs (Total Available Markets); and to partner with a leading AI firm publicly traded in the main board of Hong Kong Stock Exchange to develop AI training courses. As a result, we are confident that these initiatives will have positive impacts on both our top and bottom lines going forward. While the macro-economic environment remains uncertain, Lucas’ ordinary shares are currently trading well below our intrinsic valuation. We believe withdrawing the Registration Statement on Form F-1 filed on August 5, together with these repurchases are the prudent measures to maximize our shareholder values.” said Howard Lee, CEO and Chairman of the Board of Lucas.

The Company may repurchase ordinary shares from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans, intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions. The timing and total amount of stock repurchases will depend upon business, economic and market conditions, corporate, legal and regulatory requirements, prevailing stock prices, trading volume, and other considerations. The share repurchase program may be suspended or discontinued at any time and does not obligate the Company to acquire any amount of stock. The Company expects to utilize its existing cash and cash equivalents to fund any repurchases under the share repurchase program.

About Lucas GC Limited

With 18 granted U.S. and Chinese patents and over 74 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven Platform as a Service (PaaS) company with over 638,000 agents working on its platform. Lucas’ technologies have been applied to the human resources, insurance and wealth management industry verticals. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute ‘forward-looking statements.’ The words ‘anticipate,’ ‘believe,’ ‘continue,’ ‘could,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘may,’ ‘plan,’ ‘potential,’ ‘predict,’ ‘project,’ ‘should,’ ‘target,’ ‘will,’ ‘would’ and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Syra Health specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923

For Investor Inquiries:

Ben Shamsian

Vice President

Lytham Partners, LLC

646-829-9701

shamsian@lythampartners.com